UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

MiMedx Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

602496101

(CUSIP Number)

Martin P. Sutter

Falcon Fund 2 Holding Company, L.P.

21 Waterway Avenue, Suite 225

The Woodlands, Texas 77380

(281) 364-1555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Falcon Fund 2 Holding Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,195,249 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 28,195,249 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,195,249 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%
14	TYPE OF REPORTING PERSON PN

(1) See Items 4 and 5.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners Fund 2-UGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,195,249 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 28,195,249 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,195,249 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%
14	TYPE OF REPORTING PERSON OO

(1) See Items 4 and 5.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Martin P. Sutter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,195,749 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,195,749 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,195,749 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%
14	TYPE OF REPORTING PERSON IN

(1) See Items 4 and 5.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON R. Scott Barry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,195,249 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,195,249 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,195,249 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%
14	TYPE OF REPORTING PERSON IN

(1) See Items 4 and 5.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ronald Eastman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,195,249 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,195,249 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,195,249 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%
14	TYPE OF REPORTING PERSON IN

(1) See Items 4 and 5.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Petri Vainio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,195,249 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,195,249 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,195,249 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%
14	TYPE OF REPORTING PERSON IN

(1) See Items 4 and 5.

SCHEDULE 13D/A

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed on July 2, 2020 (the “Schedule 13D”), and relates to the Reporting Persons’ beneficial ownership of shares of the common stock, par value $0.001 per share (the “Common Stock”), of MiMedx Group, Inc. (the “Issuer”). Only those items that are hereby reported are amended; all other items reported in the Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Schedule 13D.

(a) Name of Issuer: MiMedx Group, Inc.

(b) Address of Issuer’s Principal Executive Offices:

1775 West Oak Commons Ct., NE

Marietta, Georgia 30062

(c) Title and Class of Securities: Common Stock

(d) CUSIP Number: 602496101

Item 2.	Identity and Background.

(a) This Amendment No. 1 is being filed jointly by Falcon Fund 2 Holding Company, L.P., a Delaware limited partnership (“Falcon”), EW Healthcare Partners Fund 2-UGP, LLC, a Delaware limited liability company (“EWHP-UGP”), Martin P. Sutter, an individual, R. Scott Barry, an individual, Ronald Eastman, an individual and Petri Vainio, an individual (each a “Manager”, collectively, the “Managers”, and together with Falcon and EWHP-UGP, the “Reporting Persons”).

(b) Address of Principal Business Office: The address of the principal business of each of the Reporting Persons is 21 Waterway Avenue, Suite 225, The Woodlands, Texas 77380.

(c) The principal business of Falcon is growth capital investments. The principal business of EWHP-UGP is to act as the general partner of Falcon. The principal business of the Managers is to direct the activities of EWHP-UGP.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: (i) Falcon is a Delaware limited partnership; (ii) EWHP-UGP is a Delaware limited liability company; and (iii) the Managers are all individuals who are citizens of the United States.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

To the extent required by Item 4, the information contained in Item 5 below is incorporated herein by reference.

On December 22, 2023, all 90,000 shares of Series B Preferred Stock, par value $0.001 per share, with a liquidation preference of $1,000.00 per share (the “Series B Preferred Stock”), of the Issuer held by Falcon mandatorily converted into an aggregate 28,195,249 shares of Common Stock in accordance with their terms, which amount is inclusive of 4,818,626 shares of Common Stock issuable to Falcon as a dividend. In addition, on December 22, 2023, all 5,000 remaining outstanding shares of Series B Preferred Stock held by certain funds managed by Hayfin Capital Management LLP (the “Hayfin Investors”) mandatorily converted into an aggregate 1,566,404 shares of Common Stock in accordance with their terms, which amount is inclusive of 267,702 shares of Common Stock issuable to the Hayfin Investors as a dividend. The conversion of all 95,000 remaining outstanding shares of Series B Preferred Stock into an aggregate 29,761,653 shares of Common Stock is referred to as the “Mandatory Conversion.”

Except as described in the Schedule 13D or in this Amendment No. 1, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Issuer and, depending upon one or more of the factors referred to therein or herein, may in the future propose that the Issuer take one or more such actions.

Item 5.	Interest in Securities of the Issuer.

TOTAL OUTSTANDING SHARES. According to information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2023, the number of shares of Common Stock outstanding as of October 26, 2023 was 116,376,583 shares. For purposes of calculating the total outstanding shares of Common Stock on the date of filing of this Amendment No. 1, the Reporting Persons have included the shares of Series B Preferred Stock issued in connection with the Mandatory Conversion as outstanding.

(a) and (b)

INVESTOR. As of the date of filing of this Amendment No. 1, Falcon is the beneficial owner of 28,195,249 shares of Common Stock (the “Securities”), which represents 19.3% of the Common Stock outstanding. Falcon has the sole voting and investment power with respect to the Securities.

EWHP-UGP. EWHP-UGP may also be deemed to have sole voting and investment power with respect to such Securities. EWHP-UGP disclaims beneficial ownership of such Securities, except to the extent of its pecuniary interest therein.

MANAGERS. Under the operating agreement of the EWHP-UGP, the Managers have the power by majority vote and through the EWHP-UGP to (i) cause Falcon to buy and sell marketable securities of portfolio companies and (ii) direct the voting of such securities. As a result, the Managers may also be deemed to have shared dispositive power and voting power with respect to the Securities held by Falcon. In addition, Mr. Sutter is a member of the Issuer’s Board of Directors and is also deemed to own 500 shares of Common Stock held by his spouse. The Managers disclaim beneficial ownership of such Securities, except to the extent of their respective pecuniary interests therein.

(c) Except as disclosed in this Amendment No. 1, none of the Reporting Persons has effected any transactions in the securities of the Issuer during the past 60 days or since the filing of the Schedule 13D.

(d) and (e) not applicable.

Item 7.	Material to be filed as Exhibits.

Exhibit 1: Joint Filing Agreement, dated December 27, 2023.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2023

FALCON FUND 2 HOLDING COMPANY, L.P.		INDIVIDUALS:

By: EW Healthcare Partners Fund 2-UGP, LLC, Its General Partner		/s/ Martin P. Sutter
Name: Martin P. Sutter

By:	/s/ Martin P. Sutter	/s/ R. Scott Barry
Name: Martin P. Sutter		Name: R. Scott Barry
Title: Manager

EW HEALTHCARE PARTNERS FUND 2-UGP, LLC		/s/ Ronald W. Eastman
Name: Ronald W. Eastman

By:	/s/ Martin P. Sutter	/s/ Petri Vainio
Name: Martin P. Sutter		Name: Petri Vainio
Title: Manager